Corporate Universe, Inc.
2093 Philadelphia Pike #8334
Claymont, DE 19703

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
Washington, DC 20549

August 4, 2021

Re:         Corporate Universe, Inc.
Registration Statement on Form 10-12G Filed April 26, 2021
File No. 000-56271

Ladies and Gentlemen:

We are in receipt of the Commissions Comment Letter dated July 20, 2021, and hereby submit responses thereto for review:

1. We note your response to comment 2 and the reference to an IP summary review. However, we do not see the IP summary review. Please advise.

SEE Exhibit 99.2 Filed on June 21, 2021 https://www.sec.gov/Archives/edgar/data/1450307/000165495421007083/couv_ex992.htm

2. We have reviewed your response to comment 3 and note your position that separate audited financial statements of Oxicon Limited should not be included because your acquisition has not yet closed. Please note that pursuant to Rule 3-05(a)(ii) of Regulation S-X by way of Rule 8-04 of Regulation S-X, if deemed significant, separate audited financial statements are required if consummation of a business acquisition has occurred or is probable. Given the nature of the agreements entered into to date and the current status of the acquisition, please clarify whether you deem the acquisition of Oxicon Limited to be probable. Your response should identify all the facts and circumstances that support your conclusion.

We have requested audited financials from Carbon Ion Energy Inc and Oxicon Limited. Since both companies are newly formed, primarily to acquire the Zapgo patents, audited financials are in process. We expect to have them by August 15, 2021 and will file an 8K upon receipt.

3. We note your revised disclosure on page 22 regarding sales of masks against Covid-19, which is a different line of business from what you present on page 1 and elsewhere. Please clarify the extent to which the company’s business relates or related to the sale of masks.

Corporate Universe Inc has decided not to support further development of Medicevo masks and as a result the company is inactive and insolvent.

Sincerely,

 Corporate Universe, Inc.

/s/ Isaac H. Sutton

Isaac H. Sutton
Chairman and Chief Executive Officer